Tevogen Bio Holdings Inc.

15 Independence Boulevard, Suite #210

Warren, New Jersey 07059

June 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tevogen Bio Holdings Inc.
Registration Statement on Form S-3
Filed June 20, 2025
File No. 333-288218
Request for Acceleration of Effectiveness

To the addressee above:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tevogen Bio Holdings Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on June 26, 2025, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Nick Hoover of Hogan Lovells US LLP at (410) 659-2790, and once the Registration Statement has been declared effective, please notify Mr. Hoover by calling him at the same phone number.

Sincerely,

Tevogen Bio Holdings Inc.

/s/ Ryan Saadi
By:	Ryan Saadi
Title:	Chief Executive Officer and Chairperson of the Board of Directors